                         SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                                      FORM 6-K

                              Report of Foreign Issuer
                       Pursuant to Rule 13a-16 or 15d-16 of
                         the Securities Exchange Act of 1934

                           For the month of June 30, 1997

                          Nymox Pharmaceutical Corporation
                   (Translation of registrant's name into English)

                 175 Bouchard Blvd., Dorval, Quebec, Canada, H9S 1A9
                      (Address of principal executive offices)

               [Indicate by check mark whether the registrant files or
            will file annual reports under over Form 20-F or Form 40-F.]

                    Form 20-F  [ X ]              Form 40-F _____


                  [Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is also
            thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes [ X ]                  No _____


                                     SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: August 12, 1997                           NYMOX PHARMACEUTICAL CORPORATION
                                                --------------------------------
                                                          (Registrant)



                                                BY: /s/ Roy Wolvin
                                                --------------------------------
                                                        Roy Wolvin

MESSAGE TO SHAREHOLDERS

     Nymox is pleased to present its results for the second quarter of 1997.

MARKETING

     Nymox announced in May that it had signed an agreement with Multiplan Inc. for the provision of Nymox Clinical Reference Laboratory services.

     Multiplan Inc. is the largest preferred provider organization in the United States and has a varied client list of insurance carriers, self-insured employer groups, union plans, and third-party administrators. Multiplan Inc. serves over 20 million Americans nationwide and its network is comprised of nearly 23,000 facilities and more than 50,000 practitioners.


MANAGEMENT

     Nymox announced in June the appointment of Martin H. Barnes to the Nymox Board of Directors. Mr. Barnes is Managing Editor of The Bank Credit Analyst, a highly respected and widely read investment publication. Prior to joining The Bank Credit Analyst Research Group in 1987, Mr. Barnes was the Chief Economist at Wood Mackenzie, a leading Edinburgh brokerage firm (1977-1987) and an economist at British Petroleum in London (1973-1977). He has published extensively and speaks frequently to major investment audiences throughout the world.

R&D ACTIVITIES

     Nymox announced in May that several of its preclinical research projects had recently been completed. The future product pipeline now includes several major new entities which are targeted for clinical testing in the next year.

     In the field of infectious disease treatments, Nymox has developed three new entities. The first is NX-B4221 for the treatment of chronic urinary tract infections. The second is NX-B5886 for the treatment of streptococcal infection. The third is NX-T1021 for potential use against staphylococcus. NX-B4221, NX-B5886, and NX-T1021 have all shown dramatic bactericidal effects in culture and have thus far been non-toxic. Phase 1 testing is targeted in the next 12 to 18 months.

     In the field of neurodegenerative disease, including Alzheimer's disease, Nymox has developed two new entities, NX-D3109 and NX-D1191, in addition to the lead drug candidate NX-D2858. These entities are each distinctive and are targeted for Phase 1 testing within one year. They are neurodegeneration inhibitors which have been designed and tested in Nymox proprietary screening systems. To date, there has been no significant toxicity demonstrated and animal testing results have been positive.

     In the field of diagnostics, Nymox has two projects in preclinical development. The first is a new Nymox assay system for Alzheimer's disease which recognizes a distinctive brain antigen referred to as 35i9. The second preclinical project concerns the development of a peripheral assay for AD7C(TM).

     In total, Nymox currently has six drugs in development, one test being launched (AD7C(TM)), two tests in development, and several major drug screening programs, including drug screening related to the NTP gene in association with the Massachusetts General Hospital. According to Dr. Hossein Ghanbari, Senior Vice-President of Nymox, "Our drug discovery pipeline activities have been very productive and we anticipate good progress in the upcoming twelve to eighteen months". The company plans to release further information on these projects when relevant and at the time of significant milestone developments.

     Nymox successfully completed multicenter coded double-blind clinical trials involving several hundred patients in 1996. Data from these trials were presented in part at the Fifth International Conference on Alzheimer's Disease in Osaka in July 1996 and will be published in more detail later this year. The AD7C(TM) test is currently being launched from Nymox's Clinical Reference Laboratory in Rockville, Maryland and in association with Laboratoires J. Simon/SGS in Belgium. Nymox has a sales force of 16 experienced representatives in the U.S. involved in launching the product.

FINANCIAL RESULTS

     During the second quarter of 1997, Nymox has posted a net loss of $1,292,083.00 or $0.07 per share. Nymox completed a private placement during this quarter of 696,491 units for a total consideration of $4,527,191.00 with institutional and individual investors. Each unit is comprised of one common share of Nymox and one common share purchase warrant entitling the holder to subscribe to one common share of Nymox at a price of $8.50 until May 15, 1998.

     The management of Nymox wishes to express its appreciation for the support of its shareholders.




Paul Averback MD - President

August 15, 1997

                     Consolidated Financial Statements of
                                 (Unaudited)



                       NYMOX PHARMACEUTICAL CORPORATION

                     Periods ended June 30, 1997 and 1996

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 1997 and 1996



FINANCIAL STATEMENTS

        Consolidated Balance Sheets...............................      1

        Consolidated Statements of Earnings.......................      2

        Consolidated Statements of Deficit........................      3

        Consolidated Statements of Changes in Financial Position..      4

        Notes to Consolidated Financial Statements................      5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

June 30, 1997, with comparative figures as at June 30, 1996
and December 31, 1996
(in Canadian dollars)

                                                      June 30,         June 30,      December 31,
                                                          1997             1996              1996
                                                   ------------     ------------     -------------
                                                    (Unaudited)      (Unaudited)         (Audited)

ASSETS

Current assets:
        Cash...............................         $4,218,971        $6,042,006        $   75,303
        Short-term investments.............                  _                 _         2,431,624
        Accounts receivable................              5,522                 _                 _
        Accrued interest...................                  _                 _            76,293
        Research tax credits receivable....            338,000            96,500           240,000
        Income taxes receivable............                  _                 _            17,014
        Other receivables..................             61,756            64,233                 _
        Advance to director................             56,000            56,000            56,000
                                                   -----------       -----------       -----------
                                                     4,680,249         6,258,739         2,896,234

Capital assets.............................          1,454,063           558,987         1,317,973
                                                   -----------       -----------       -----------
                                                   $ 6,134,312       $ 6,817,726       $ 4,214,207
                                                   ===========       ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
        Accounts payable and
            accrued liabilities....                $   289,523       $    64,308       $   384,226

Shareholders' equity:
        Capital stock..............                 13,852,154         9,285,494         9,302,691
        Deficit....................                 (8,007,365)       (2,532,076)       (5,472,710)
                                                   -----------       -----------       -----------
                                                     5,844,789         6,753,418         3,829,981
                                                   -----------       -----------       -----------

                                                   $ 6,134,312       $ 6,817,726       $ 4,214,207
                                                   ===========       ===========       ===========


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Earnings
(Unaudited)

Periods ended June 30, 1997 and 1996
(in Canadian dollars)


                                                    Three months ended                  Six months ended
                                                         June 30,                           June 30,
                                                --------------------------       -----------------------------
                                                     1997             1996              1997              1996
                                                ---------        ---------       -----------         ---------
Revenues:
        Interest ........................        $ 17,251        $  37,301       $    21,478         $  72,093
        Sales............................          18,919                _            18,919                 _
                                               ----------        ---------       -----------         ---------
                                                   36,170           37,301            40,397            72,093

Expenses:
        Research and development.........         430,164          383,817         1,013,079           669,074
        Less investment tax credits......         (32,000)         (75,500)          (98,000)          (96,500)
                                               ----------        ---------       -----------         ---------
                                                  398,164          308,317           915,079          572, 574
        General and administrative.......         274,863          173,822           393,138           315,577
        Selling..........................         612,547                _         1,072,127                 _
        Depreciation and amortization ...          40,415            7,599            78,947            11,801
        Financial........................           2,264            5,557             5,761            (1,382)
                                              -----------        ---------       -----------         ---------
                                                1,328,253          495,295         2,465,052           898,570

Net loss.................................     $(1,292,083)       $(457,994)      $(2,424,655)        $(826,477)
                                              ===========        =========       ===========         =========

Loss per share...........................     $     (0.07)       $   (0.03)      $     (0.13)        $   (0.05)
                                              ===========        =========       ===========         =========


Weighted average number of
     common shares outstanding...........      18,135,172       17,712,287        18,033,270        17,381,522
                                              ===========        =========       ===========         =========



See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Periods ended June 30, 1997 and 1996
(in Canadian dollars)


                                                    Three months ended                  Six months ended
                                                         June 30,                           June 30,
                                             -----------------------------      ------------------------------
                                                     1997             1996              1997              1996
                                             ------------     ------------      ------------      ------------


Deficit, beginning of period...........      $(6,605,282)     $(1,908,169)      $(5,472,710)      $(1,539,686)
Net loss...............................       (1,292,083)        (457,994)       (2,424,655)         (826,477)
Share issue costs......................         (110,000)        (165,913)         (110,000)         (165,913)
                                             ------------     ------------      ------------      ------------
Deficit, end of period.................      $(8,007,365)     $(2,532,076)      $(8,007,365)      $(2,532,076)
                                             ============     ============      ============      ============



See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Financial Position
(Unaudited)

Periods ended June 30, 1997 and 1996
(in Canadian dollars)



                                                    Three months ended                  Six months ended
                                                         June 30,                           June 30,
                                             -----------------------------      -----------------------------
                                                     1997             1996             1997              1996
                                             ------------      -----------      -----------        ----------
Cash provided by (used in):

Operations:
        Net loss........................     $(1,292,083)      $ (457,994)      $(2,424,655)       $ (826,477)
        Item not involving cash:
                Depreciation and
                   amortization ........          40,415            7,599            78,947            11,801
        Net change in non-cash
           operating working capital
            items.......................         (89,369)        (118,291)         (166,675)         (203,200)
                                              ----------       ----------        ----------        ----------
                                              (1,341,037)        (568,686)       (2,512,383)       (1,017,876)

Financing:
        Issue of capital stock..........       4,533,213        5,262,853         4,549,463         5,262,853
        Share issue costs...............        (110,000)        (165,913)         (110,000)         (165,913)
                                              ----------       ----------        ----------        ----------
                                               4,423,213        5,096,940         4,439,463         5,096,940

Investment:
        Purchase of capital assets......        (152,939 )       (127,464)         (215,036)         (204,633)
                                              ----------       ----------        ----------        ----------

Increase in cash and short-term
    investments.........................       2,929,237        4,400,790         1,712,044         3,874,431

Cash and short-term
    investments, beginning
    of period...........................       1,289,734        1,641,216         2,506,927         2,167,575
                                              ----------       ----------        ----------        ----------

Cash and term short=term
    investments, end of period..........      $4,218,971       $6,042,006        $4,218,971        $6,042,006
                                              ==========       ==========        ==========        ==========



See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 1997 and 1996
(in Canadian dollars)


        Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, is a biopharmaceutical company with several major pharmaceutical projects in development in addition to expertise in diagnostic technology. The Corporation specializes in the research and development of therapeutics and diagnostics for the aging population, with an emphasis on Alzheimer's disease.

1.      Basis of presentation:

        (a)    Consolidation:

               The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles ("GAAP") and include the accounts of its wholly-owned US subsidiary. Significant intercompany balances and transactions have been eliminated on consolidation.

        (b)    Interim financial statements:

               The unaudited consolidated balance sheets as at June 30, 1997 and 1996 and the unaudited consolidated statements of earnings and deficit and changes in financial position for the three- and six-month periods ended June 30, 1997 and 1996, respectively, reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. There are no adjustments in these interim financial statements other than normal recurring adjustments.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 1997 and 1996
(in Canadian dollars)


2.      CANADIAN/U.S. REPORTING DIFFERENCES:

        (a)    Consolidated statements of earnings:

               The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:


                                                   Three months ended                  Six months ended
                                                        June 30,                           June 30,
                                             -----------------------------      ------------------------------
                                                     1997             1996              1997              1996
                                             ------------      -----------      ------------      ------------

Net loss, Canadian GAAP................      $(1,292,083)      $ (457,994)      $(2,424,655)      $  (826,477)

Adjustments:
        Amortization of patents........          (13,761)          (9,292)          (23,631)          (18,584)
        Stock-based
            compensation -
            options granted
            to non-employees...........                _         (129,000)                _          (223,000)
                                             ------------      -----------      ------------      ------------

Net loss, U.S. GAAP....................      $(1,305,844)      $ (596,286)      $(2,448,286)      $(1,068,061)
                                             ============      ===========      ============      ============

Loss per share, U.S. GAAP..............           $(0.07)          $(0.03)           $(0.13)           $(0.06)
                                             ============      ===========      ============      ============



NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 1997 and 1996
(in Canadian dollars)


2.      CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

        (b)    Consolidated shareholders' equity:

               The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:



                                                                                 Six months ended
                                                                                    June 30,
                                                                         -------------------------------
                                                                             1997                1996
                                                                         -----------          ----------
Shareholders' equity, Canadian GAAP                                       $5,844,789          $6,753,418

Adjustments:
        (i)  Amortization of patents:
             Cumulative effect to beginning of the period                   (130,606)            (91,440)
             Current period                                                  (23,631)            (18,584)
                                                                          ----------          ----------
                                                                            (154,237)           (110,024)

        (ii) Stock-based compensation:
             Cumulative effect to beginning of period                       (592,000)                  _
             Current period                                                        _            (223,000)
                                                                          ----------          ----------
                                                                            (592,000)           (223,000)
                                                                          ----------          ----------
        Increase in deficit                                                 (746,237)           (333,024)
                                                                          ----------          ----------
Shareholders' equity, U.S. GAAP                                           $5,098,552          $6,420,394
                                                                          ==========          ==========
